                                                                       EXHIBIT 4

BIOGRAPHICAL INFORMATION

  The biographical information that follows includes (1) the name and age of each nominee as a Class I director and for each director continuing in office,
(2) the principal occupation or employment of each during the past five years,
(3) the period during which each has served as a director of the Company, (4) the principal other directorships held by each, (5) the number of whole shares of Common Stock of the Company beneficially owned by each (as determined under the rules and regulations of the Securities and Exchange Commission), directly or indirectly, as of September 17, 1996, based upon information furnished by the nominee or director, (6) the percentage of the class outstanding so owned by each (where such percentage exceeds 1%), and (7) the date of the expiration of the term for which the nominees are candidates and for which the continuing directors hold office, and the class designation. Except as otherwise indicated, beneficial ownership consists of sole voting and investment power. Each of the nominees for election as a Class I director is currently a director of the Company, in Mr. Conrades' case upon election in December 1993 by action of the Board upon his employ by the Company as its chief executive officer, and in Mr. Levy's case upon election most recently by the shareholders at the 1993 Annual Meeting.

                                                           SHARES OF COMMON
                                                          STOCK BENEFICIALLY
                                                   TERM       OWNED AS OF
                                        DIRECTOR EXPIRES/ SEPTEMBER 17, 1996;
   NAME AND PRINCIPAL OCCUPATION    AGE  SINCE    CLASS    PERCENT OF CLASS
   -----------------------------    --- -------- -------- -------------------
Nominees for Director:
George H. Conrades................. 57    1993    1999/I        553,452(2)(3)
 President and Chief Executive Officer(1)                           2.6%
Stephen R. Levy.................... 56    1973    1999/I         72,227(5)
 Consultant and Private Investor(4)
DIRECTORS CONTINUING IN OFFICE:
+ John M. Albertine................ 52    1986   1997/II         36,617(3)(8)
 Chairman of the Board and Chief
 Executive
 Officer of Albertine Enterprises,
 Inc.(6)(7)
* Lucie J. Fjeldstad............... 52    1994   1998/III         3,250(10)
 President of the multimedia
 business unit of
 Tektronix Inc. (9)
Max D. Hopper...................... 61    1996   1997/II          6,875(3)(12)
 Consultant (11)
Regis McKenna...................... 56    1996   1998/III         5,854(3)(14)
 Chairman of Gemini-McKenna, High
 Tech
 Strategies (13)
+ Andrew L. Nichols................ 60    1978   1998/III        15,150(16)
 Partner of Choate, Hall & Stewart
 (15)
*+ Roger D. Wellington............. 69    1981   1997/II         38,077(18)
  Consultant (17)

--------
  + Member of the Audit Committee of the Board of Directors.

*  Member of the Compensation and Stock Option Committee of the Board of
   Directors.

(1) Mr. Conrades has been the President and Chief Executive Officer of the Company since January 1994. Prior to that time, he had been employed for over 30 years at International Business Machines Corporation. During his employment with IBM, Mr. Conrades held a number of marketing-management and general-management positions, including most recently senior vice president, corporate marketing and services and general manager of IBM United States, including hardware, software, maintenance, and services, with responsibility for all of that company's customer-related operations in the United States. Mr. Conrades retired from IBM in March 1992, and after that time and prior to his appointment as President of the Company, Mr. Conrades was consulting in venture capital businesses and was on the board of directors of several small technology ventures, including a subsidiary of the Company. Mr. Conrades is a director of Westinghouse Electric Corporation, Cubist Pharmaceuticals Corporation, and CRA Managed Care, Inc.

(2) The shares shown as owned beneficially by Mr. Conrades include 32,202 shares owned jointly with his spouse, as to which shares Mr. Conrades and his spouse share voting and investment power, and 506,250 shares as to which Mr. Conrades has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of September 17, 1996. Mr. Conrades also owns $50,000 principal amount of the Company's 6% Convertible Subordinated Debentures due 2012.

(3) The shares shown as owned beneficially by Messrs. Conrades, Albertine, Hopper, and McKenna include 15,000, 1,000, 5,000, and 3,729 shares, respectively, sold to the director under the Company's 1996 Restricted Stock Plan at 75% of the fair market value of the shares on the date of sale. The shares are restricted as to transfer and the individual is required to offer the shares back to the Company at the price paid if the individual terminates his service relationship with the Company within 2 years of the date of acquisition.

(4) Mr. Levy is Chairman of the Board Emeritus of the Company. Since his retirement as an employee of the Company in 1995, he has consulted for start-up ventures, in certain of which he has made private investments. Mr. Levy was an officer of the Company from 1970 to 1995, serving as President and Chief Executive Officer from 1976 to 1983; as Chairman of the Board and Chief Executive Officer from 1983 to 1993; as Chairman of the Board, President, and Chief Executive Officer in 1993; and as Chairman of the Board in 1994 and 1995. Mr. Levy is a director of Thermo Optek, Inc. and OneWave Inc.

(5) The shares shown as owned beneficially by Mr. Levy include 32,995 shares held in his participant account under the BBN Retirement Trust.

(6) Dr. Albertine has been Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., economic and public policy consultants, since its organization by him in 1990. Dr. Albertine is also Chairman of the Board of JIAN Group Holdings, LLC, a financial services consulting and holding company. Dr. Albertine was Vice Chairman of the Board of Farley Inc., a diversified manufacturing company, from 1986 to 1990, and Vice Chairman of the Board of its affiliate, Fruit of the Loom, Inc., a manufacturer of personal apparel, from 1987 to 1990. Dr. Albertine also held the office of Vice Chairman of the Company of West Point-Pepperell Inc., a textile manufacturer and an affiliate of Farley Inc., from 1989 to 1990. Dr. Albertine is a director of Thermo Electron Corporation and American Precision Industries, Inc.

(7) In July 1991, an involuntary petition was filed against Farley Inc., of which Dr. Albertine was Vice Chairman of the Board from 1986 to 1990, under Chapter 7 of the Federal bankruptcy laws. In September 1991, Farley Inc. converted the Chapter 7 proceeding into a Chapter 11 reorganization, and a plan of reorganization was confirmed in December 1992. Also in 1992, Farley Inc.'s holdings in West Point-Pepperell Inc., of which Dr. Albertine served as Vice Chairman of the Company from 1989 to 1990, was financially restructured by exchanging equity for debt forgiveness, as part of a so-called "pre-packaged" Chapter 11 bankruptcy reorganization of the Farley Inc. affiliate owning West Point-Pepperell. Dr. Albertine had also served as Vice Chairman of the Farley Inc. affiliate owning West Point-Pepperell from 1989 to 1990.

(8) The shares shown as owned beneficially by Dr. Albertine include 324 shares owned by Dr. Albertine's spouse, as to which shares Dr. Albertine disclaims beneficial ownership, and 2,250 shares as to which Dr. Albertine has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of September 17, 1996. The shares shown as owned beneficially also include 17,509 shares represented by units allocated under the Company's deferred compensation plan for non-employee directors entitling Dr. Albertine as of July 1, 1996 to receive that number of shares on or after his deferral termination date.

(9) Ms. Fjeldstad has been the President of the Video and Networking business unit of Tektronix Inc., a manufacturer of printers, displays, test instrumentation, and video equipment, since January 1995. During 1993 and 1994, she was President and Chief Executive Officer of Fjeldstad International, computing, telecommunications, media/entertainment, and consumer electronics industries consultants. Prior to that time, she had been employed for 25 years at International Business Machines Corporation. During her employment with IBM, Ms. Fjeldstad held a number of senior technical and management positions, including most recently corporate vice president, and general manager of multimedia (1992 to 1993); corporate vice president, and president of the multimedia and education division (1990 to 1992); and corporate vice president, and general manager of the general and public and academic section (1988 to 1990).

(10) The shares shown as owned beneficially by Ms. Fjeldstad include 2,250 shares as to which Ms. Fjeldstad has the right to acquire ownership through the exercise of those options, held by her under the stock option plans of the Company, which are exercisable within 60 days of September 17, 1996.

(11) Mr. Hopper serves as president and is the principal owner of Max D. Hopper Associates, Inc., an advanced information technologies consulting firm he founded in 1995. Prior to that time, Mr. Hopper had been chairman of The SABRE Group (a technology services group) of AMR Corporation since 1993, and a senior vice president of AMR (the parent of American Airlines) since 1985. Mr. Hopper is a director of Centura Software Corporation, Computer Language Research Inc., Gartner Group Inc., Scopus Technology Corporation, USData Corp., VTEL Corp., and Worldtalk Corporation.

(12) The shares shown as owned beneficially by Mr. Hopper include 1,875 shares as to which Mr. Hopper has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of September 17, 1996.

(13) Mr. McKenna is chairman of Gemini McKenna, High Tech Strategies, a management and marketing consulting firm. Gemini McKenna is a venture formed in 1995 by Regis McKenna Inc., a marketing strategy company formed by Mr. McKenna in 1970, and Gemini Consulting, Inc. Mr. McKenna is also a venture partner of the venture capital firm of Kleiner Perkins Caufield & Byers, and is a director of Radius Inc.

(14) The shares shown as owned beneficially by Mr. McKenna include 1,875 shares as to which Mr. McKenna has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of September 17, 1996. The shares shown as owned beneficially also include 250 shares represented by units allocated under the Company's deferred compensation plan for non-employee directors entitling Mr. McKenna as of July 1, 1996 to receive that number of shares on or after his deferral termination date.

(15) Mr. Nichols has been a partner of the law firm of Choate, Hall & Stewart, Boston, Massachusetts, since 1969. Choate, Hall & Stewart served as a counsel to the Company in fiscal 1996 and is expected to serve in such capacity in fiscal 1997.

(16) The shares shown as owned beneficially by Mr. Nichols include 900 shares owned by a partnership of which Mr. Nichols is a general partner and in which he has a 50% beneficial interest, and 12,250 shares as to which Mr. Nichols has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of September 17, 1996.

(17) Mr. Wellington serves as President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, international business consulting firms he founded in 1994 and 1989, respectively. Prior to 1989, Mr. Wellington served as Chairman of the Board of Augat Inc., a manufacturer of electromechanical components, for more than five years. Prior to 1988, he also held the positions of President and Chief Executive Officer of Augat Inc. Mr. Wellington is a director of Thermo Electron Corporation.

(18) The shares shown as owned beneficially by Mr. Wellington include 12,250 shares as to which Mr. Wellington has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of September 17, 1996. The shares shown as owned beneficially also include 19,827 shares represented by units allocated under the Company's deferred compensation plan for non-employee directors entitling Mr. Wellington as of July 1, 1996 to receive that number of shares on or after his deferral termination date.

BOARD OF DIRECTORS AND COMMITTEE ORGANIZATION

  Compensation and Other Transactions. During the Company's fiscal year ended June 30, 1996, the Board of Directors of the Company held a total of 16 meetings. Each director who was not a full-time employee of the Company received an annual retainer of $10,000 for services as a director, plus $750 for each Board meeting attended by the individual during the year and for each date (other than the date of a meeting of the Board) on which the individual attended one or more meetings of committees of the Board, plus $375 for each date of a meeting of the Board on which the individual also attended one or more separate meetings of committees of the Board. Each incumbent director attended not less than 75% of the aggregate of the meetings of the Board and of the committees of which he or she was a member held during the fiscal year ended June 30, 1996.

  Under the Company's deferred compensation plan for non-employee directors, each non-employee director has the option to make an annual election to defer his or her compensation as a director and to receive the deferred amounts in shares of Common Stock, either after the individual ceases to be a director or after the individual retires from his or her principal occupation. Deferred compensation is credited in units of stock of the Company, based on the value of the Common Stock at the time so credited. Messrs. Albertine and McKenna currently participate in this plan; until January 1, 1996, Mr. Wellington also participated in the plan. At July 1, 1996, the three individuals had units under the plan entitling them to an aggregate of 37,586 shares of Common Stock.

  The Company's 1986 Stock Incentive Plan provides that an option to purchase 3,000 shares of Common Stock is granted automatically on an annual basis to each non-employee director, on the third business day following the date of each annual meeting of shareholders at which the eligible director is elected or continues to serve under an unexpired term. The exercise price of each option is equal to the fair market value per share of the Common Stock on the date the option is granted.

Options granted to non-employee directors are for a term of 5 years, and vest in equal annual installments over the first four years (subject to acceleration in the event of the director's death, mandatory retirement from the Board by reason of age, or retirement by reason of disability).

  Dr. Albertine has served as a member of the Company's Board of Visitors since November 1995. The Board of Visitors is a business development group organized by the Company to seek out new opportunities for government business. Dr. Albertine has elected to defer his compensation as a member of the Board of Visitors (currently $2,000 per meeting attended) and to receive the deferred amounts in shares of Common Stock under the Company's deferred compensation plan for non-employee directors.

  Mr. McKenna provided consulting services relating to marketing and business communications to the Company and its subsidiaries from September 1994 to December 1995, for which services he received fees aggregating approximately $175,000. Mr. McKenna's consulting arrangement with the Company has concluded, and he became a director of the Company in April of 1996.

  Mr. Hopper provided consulting services relating to strategic marketing to the Company and its subsidiaries from March 1995 to March 1996, for which services he received fees aggregating approximately $50,000. Mr. Hopper's consulting arrangement with the Company has concluded, and he became a director of the Company in April of 1996.

  In fiscal 1996 the Company undertook a reorganization program to combine its Internet and internetworking services operations, and to focus its business principally on a range of Internet capabilities. A corollary of this focus was the elimination or sale of subsidiaries. In this connection, the portion of executive compensation related to subsidiary stock options has been largely terminated, replaced in most part by a replacement option program for shares in BBN. In this connection, Messrs. Hopper and McKenna, who each served as a director of the Company's BBN Planet subsidiary prior to his election as a director of BBN, received a replacement option for 3,750 shares of BBN Common Stock in January 1996 in exchange for the termination of BBN Planet options owned by him. Also in connection with termination of the subsidiary option programs in BBN Planet Corporation and BBN HARK Systems Corporation, Mr. Conrades received replacement options as set forth in the table on Option Grants in Last Fiscal Year under the Caption "Compensation and Certain Other Transactions Involving Executive Officers" below, and Mr. Levy received a cash payment aggregating $79,688.

  In August and September 1996, each of Messrs. Albertine, Conrades, Hopper, and McKenna purchased 1,000, 15,000, 5,000, and 3,729 shares of Common Stock, respectively, from the Company under the Company's 1996 Restricted Stock Plan at 75% of the fair market value of the shares on the date of sale. The shares are restricted as to transfer and the individual is required to offer the shares back to the Company at the price paid if the individual terminates his service relationship with the Company within 2 years of the date of acquisition.

  Audit Committee. The Audit Committee of the Board of Directors held 4 meetings during the fiscal year ended June 30, 1996. In general, the function of the Audit Committee is to recommend to the Board of Directors the engagement or discharge of the independent auditors; to consider with the independent auditors the scope of their audit and their audit fees; to review with the independent auditors the scope and results of their audit and their report and management letters; to review non-audit professional services by generic classification to be provided by the independent auditors, to review the magnitude of the range of fees for such non-audit services, and to consider the independence of the independent auditors; to review with the independent auditors and with the internal auditors and management of the Company, the Company's policies and procedures with respect to internal auditing, accounting, and financial controls; and to review the financial reporting and accounting standards and principles of the Company. Messrs. Albertine, Nichols, and Wellington, none of whom is or has been an officer or employee of the Company, currently serve as the Audit Committee.

  Compensation Committee; Compensation Committee Interlocks and Insider Participation. The Compensation and Stock Option Committee of the Board of Directors (the "Compensation Committee") held 13 meetings during the fiscal year ended June 30, 1996. In general, the function of the Compensation Committee is to administer the executive compensation and incentive compensation and stock option programs of the Company; to establish the compensation of the chief executive officer of the Company; to review salary and incentive bonus awards for other executive officers; and to award stock options.

  Ms. Fjeldstad and Messrs. Hatsopoulos and Wellington currently serve on the Compensation Committee. None of these individuals is or has been an officer or employee of the Company.

  Customer Relationships Committee. The Board of Directors has a standing Customer Relationships Committee, the function of which, in general, is to monitor customer relationship processes, and to evaluate customer satisfaction criteria. Ms. Fjeldstad and Messrs. Hopper, McKenna, Nichols, and Wellington currently serve on the Customer Relationships Committee.

  Nominating Committee. The Board of Directors has not appointed a standing nominating committee.

                               ----------------

  As of September 17, 1996, the executive officers and former executive officers of the Company named in the Summary Compensation Table below and all directors and executive officers of the Company at that date as a group owned beneficially shares of Common Stock as follows:

                                             AMOUNT
 TITLE OF                                 BENEFICIALLY               PERCENT OF
 CLASS              NAME OR GROUP         OWNED(1)(2)                 CLASS(3)
 ------------ -------------------------   ------------              ------------
 Common Stock George H. Conrades(4)         553,452                     2.6%
              David N. Campbell              54,375
              John T. Kish, Jr.(5)           19,063
              Paul R. Gudonis (4)            46,875
              Ralph A. Goldwasser            35,623
              All current directors and     905,051(4)(6)(7)(8)(9)      4.2%(4)
              executive officers as a                               (6)(7)(8)(9)
              group (14 persons)(5)

 (1) The inclusion herein of any shares deemed beneficially owned under the rules of the Securities and Exchange Commission does not constitute an admission of beneficial ownership of such shares.

 (2) The shares shown as owned beneficially by the named individuals include 506,250, 39,375, 19,063, 36,875, and 25,375 shares, respectively, as to which Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser have the right to acquire ownership through the exercise of those options, held by each under the stock option plans of the Company, which are exercisable within 60 days of September 17, 1996.

 (3) If such percentage exceeds 1%.

 (4) The shares shown as owned beneficially include 15,000 and 10,000 shares shown as owned by Messrs. Conrades and Gudonis, respectively, and an aggregate of 9,729 shares owned by three other included directors, sold in August and September 1996 to the individual under the Company's 1996 Restricted Stock Plan at 75% of the fair market value of the shares on the date of sale. The shares are restricted as to transfer and the individual is required to offer the shares back to the Company at the price paid if the individual terminates his service relationship with the Company within 2 years of the date of acquisition.

 (5) Mr. Kish is no longer an executive officer or in the employ of the Company. Where included, information concerning Mr. Kish has been provided to the Company by Mr. Kish.

 (6) The shares shown as owned beneficially include 324 shares owned by the spouse of one included director, as to which shares beneficial ownership by the applicable director is disclaimed, and 900 shares owned by a partnership of which a director is a general partner and has a 50% beneficial interest. The shares shown as owned beneficially also include an aggregate of 37,202 shares as to which two directors (one of whom is also an executive officer named in the table) share voting and investment power with their respective spouses.

 (7) The shares shown as owned beneficially include 37,586 shares represented by units allocated under the Company's deferred compensation plan for non-employee directors entitling three directors as of July 1, 1996 to receive in the aggregate that number of shares of Common Stock on or after their respective deferral termination dates.

 (8) The shares shown as owned beneficially include an aggregate of 658,313 shares as to which certain directors and current executive officers (including current executive officers named in the table) have the right to acquire ownership through the exercise of those options, held by such directors and current executive officers under stock option plans of the Company, which are exercisable within 60 days of September 17, 1996. The shares shown as owned beneficially also include 3,750 shares issuable upon exercise of a stock option, the exercisability of which will be accelerated to become immediately exercisable by one current director upon his retirement from the Board on November 6, 1996 by reason of the Company's mandatory retirement age policy for directors.

 (9) The shares shown as owned beneficially include 32,995 shares held in the participant account of one included director under the BBN Retirement Trust.

  Information with respect to beneficial ownership of Common Stock by the directors and nominees is contained in the table and footnotes under the caption "1--Election of Directors--Biographical Information" above. Information in the table above and in the table with respect to directors and nominees under Item 1 does not include options to acquire Common Stock, or to acquire common stock of subsidiaries, but does include shares of Common Stock which have not been issued but which are subject to options which either are currently exercisable or will become exercisable within 60 days of September 17, 1996; no shares of subsidiaries which are the subject of options are included, since none of the subsidiary options are currently exercisable.

             COMPENSATION AND CERTAIN OTHER TRANSACTIONS INVOLVING
                              EXECUTIVE OFFICERS

  Compensation. There is set forth below, on an accrual basis, the aggregate amount of base salary, bonus, and other cash compensation paid by the Company, and the number of shares of Common Stock of the Company and of common stock of specified subsidiaries of the Company issuable upon exercise of stock options granted under the respective company's stock option plans, during the fiscal years ended June 30, 1996, 1995, and 1994 for services rendered, to the individual (Mr. Conrades) who served during the fiscal year ended June 30, 1996 as chief executive officer of the Company, and to the four other most highly compensated individuals (Messrs. Campbell, Kish, Gudonis, and Goldwasser) who were serving as executive officers of the Company at the end of the 1996 fiscal year. Mr. Kish is no longer in the employ of the Company.

                          SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                          ANNUAL COMPENSATION              COMPENSATION
                                    --------------------------------- -----------------------
                                                                         STOCK UNDERLYING
                                                                          OPTIONS (NUMBER           ALL
                             FISCAL                      OTHER ANNUAL        OF SHARES             OTHER
NAME AND PRINCIPAL POSITION   YEAR    SALARY     BONUS   COMPENSATION     AND COMPANY(1)      COMPENSATION(2)
---------------------------  ------ ----------  -------- ------------ ----------------------- ---------------
George H. Conrades,           1996  $  400,000         0 $270,928(3)       13,500(BBN)(4)        $7,688(5)
 President and Chief
 Executive Officer            1995     400,000         0  176,871(6)      100,000(FLT)(4)        14,860(5)
                                                                          100,000(HRK)(4)
                              1994  206,154(7)         0   88,800(8)         800,000(BBN)               0
                                                                          100,000(LSC)(9)
                                                                          100,000(DC)(10)
David N. Campbell,            1996     284,230  $150,000  79,600(11)  194,050(BBN)(4)(12)               0
 Senior Vice President
                                                                           30,000(PLT)(4)
                                                                           30,000(HRK)(4)
                                                                           30,000(DC)(10)
John T. Kish, Jr.,            1996     270,000            10,241(13)      675(BBN)(4)(14)          4,500
 Vice President               1995     225,000   125,000 170,874(15)      65,000(BBN)(16)               0
                                                                            5,000(PLT)(4)
                                                                            5,000(HRK)(4)
                              1994     786(17)                            300,000(DC)(18)               0
Paul R. Gudonis,              1996     220,833    50,000                  153,800(BBN)(4)         5,625(5)
 Vice President
                              1995  125,000(19)  138,500                      50,000(BBN)               0
                                                                          350,000(PLT)(4)
                                                                            5,000(DC)(10)
                                                                            5,000(HRK)(4)
Ralph A. Goldwasser,          1996     210,000    50,000                   42,500(BBN)(4)        17,688(5)
 Senior Vice President
 and Chief Financial                                                       20,000(HRK)(4)
 Officer
                                                                           23,000(DC)(10)
                              1995     182,500    25,000                      40,000(BBN)        15,423(5)
                                                                           30,000(PLT)(4)
                                                                           10,000(HRK)(4)
                              1994     172,500         0                      25,000(BBN)         12,527
                                                                            7,000(LSC)(9)
                                                                            7,000(DC)(10)

--------
(1) In addition to options granted to purchase Common Stock of the Company (designated in the table as "BBN"), certain executive officers of the Company have in the past been granted options to purchase common stock of specified subsidiaries of the Company, as compensation for their services related to the subsidiary. Options were granted during the fiscal years ended June 30, 1996, June 30, 1995, and June 30, 1994 to the specified executive officers in one or more of the following subsidiaries of the
    Company: LightStream Corporation (designated in the table as "LSC"), a majority-owned subsidiary of BBN; BBN Planet Corporation (designated in the table as "PLT"), formerly a majority-owned subsidiary of BBN; BBN Domain Corporation, formerly known as BBN Software Products Corporation (designated in the table as "DC"), formerly a wholly-owned subsidiary of BBN; and BBN HARK Systems Corporation (designated in the table as "HRK"), formerly a wholly-owned subsidiary of BBN. In January 1995, LightStream Corporation sold substantially all of its assets for approximately $120,000,000 in cash. In connection with that transaction, stock options held in LightStream by Messrs. Conrades and Goldwasser and certain other executive officers of the Company were canceled by agreement, without payment to the individuals. Stock options held by LightStream employees were, in general, exchanged in that transaction for a cash payment from LightStream. In fiscal 1996, BBN HARK Systems Corporation was merged into the Company. In connection with that transaction, stock options held in BBN HARK by Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser and certain other executive officers of the Company were replaced by options in the Company's stock under the Company's 1986 Stock Incentive Plan. In fiscal 1996, in connection with the reorganization of the Company's Internet and internetworking activities, stock options held in BBN Planet Corporation by Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser and certain other executive officers of the Company were replaced by options in the Company's stock under the Company's 1986 Stock Incentive Plan. BBN Planet has since been merged into the Company. In July 1996, BBN Domain Corporation was recapitalized and the majority of the Company's stock ownership in BBN Domain was sold; in connection with the recapitalization and sale, stock options held in BBN Domain by Messrs. Conrades, Campbell, Gudonis, and Goldwasser and certain other executive officers of the Company who held options but did not become employees of BBN Domain remain outstanding, to the extent vested at the time of sale, at a reformulated price of $0.61 per share. Mr. Kish, who left the employ of the Company in connection with the sale and remains the president of BBN Domain (now called Domain Solutions Corporation), continues in his options of Domain Solutions Corporation at the reformulated price of $0.61 per share.

(2) Except as otherwise noted, indicated amounts are the Company's contribution to the BBN Retirement Trust, the tax-qualified defined contribution retirement plan of the Company and its subsidiaries, for the benefit of the indicated individual.

(3) Amount represents expenses paid by the Company in connection with the carrying expenses of Mr. Conrades' former residence, assumed by the Company by agreement in connection with Mr. Conrades' relocation to Massachusetts, and tax reimbursement for such expenses paid, in the fiscal year.

(4) In fiscal 1996 the Company undertook a program to combine its Internet and internetworking services operations, and to focus its business principally on a range of Internet capabilities. A corollary of this focus was the elimination or sale of subsidiaries. In this connection, the portion of the executive compensation package related to subsidiary stock options has been largely terminated, replaced for those employees covered previously by subsidiary options who remained or became employees of BBN by a replacement option program for shares in BBN. Replacement options for BBN shares have been awarded to recipients of options under the plans of BBN Planet and BBN HARK, in general to the effect that for every 100 shares of stock of BBN Planet covered by a replaced option, the individual received a BBN option for 12.5 shares of BBN stock at an exercise price of $18.125 per share, as to which 50% would vest after 6 months and an additional 50% would vest after 12 months, and that for every 100 shares of stock of BBN HARK covered by a replaced option, the individual received a BBN option for 1 share of BBN stock at an exercise price of $28.875 per share, as to which 25% would vest after 1 year and an additional 25% would vest annually thereafter. As a result, BBN Planet and BBN HARK options have been canceled, unexercised; replacement options for BBN shares are included in fiscal 1996 figures.

 (5) Includes amounts credited by the Company to the account of the individual under the Company's non-qualified deferred compensation plan for certain key executives, established effective April 1, 1995. In general, participation in the Deferred Compensation Plan is limited to executives selected from among those with annual base salary in excess of $150,000. Under the Deferred Compensation Plan, a participant may defer base salary in excess of the $150,000 limit, plus bonuses; in addition, the Company can make discretionary retirement contributions. Deferred amounts are payable at a fixed future date selected in advance by the participant, upon termination of employment, or in the case of certain hardships. Accounts are adjusted for notional investment earnings based on participant choices from among the same range of investment funds (other than Company stock) as are available under the Company's tax-qualified BBN Retirement Trust. The Company, although not obligated to do so under the terms of the Deferred Compensation Plan, has established a trust to help meet future payment obligations under the

   Deferred Compensation Plan. Obligations under the Deferred Compensation Plan are general obligations of the Company, and the rights of participants to benefits remain those of general creditors of the Company. In the event of certain changes in control of the Company, participants would be entitled to reimbursement for certain costs incurred in enforcing rights under the Deferred Compensation Plan. To make up for certain limitations imposed by the Internal Revenue Code on contributions to the BBN Retirement Trust the Company credited the following amounts: for the year ended June 30, 1995, $3,750 and $4,313, respectively, for Messrs. Conrades and Goldwasser; for the year ended June 30, 1996, $6,438, $1,125, and $6,438, respectively, for Messrs. Conrades, Gudonis, and Goldwasser.

 (6) Amount includes expenses incurred by the Company in connection with the sale of Mr. Conrades' former residence, assumed by the Company by agreement in connection with Mr. Conrades' relocation to Massachusetts, aggregating $170,346. Amount also includes interim local living expenses prior to Mr. Conrades' relocation to Massachusetts paid, and tax reimbursement for interim local living expenses paid, in the fiscal year, aggregating $6,525.

 (7) Payments primarily constituting six months salary, at an annualized rate of $400,000 per year.

 (8) Amount includes interim local living expenses prior to Mr. Conrades' relocation to Massachusetts paid, and tax reimbursement for interim local living expenses paid, in the fiscal year, aggregating $51,300. Amount also includes $37,500, the amount of the difference between the price paid by Mr. Conrades for 20,202 shares of Common Stock of the Company purchased from the Company upon Mr. Conrades joining the employ of the Company, and the fair market value of such shares on the date of purchase.

 (9) Canceled by agreement, without compensation to the individual, upon sale of the business of LightStream Corporation.

(10) Options for employees of BBN Domain were reformulated upon the recapitalization and sale by BBN of the majority of the stock of that company in July 1996. Following the sale, stock options in BBN Domain held by certain executive officers of BBN who held options but did not become employees of BBN Domain, remain outstanding, to the extent vested at the time of the sale, at a reformulated price of $0.61 per share.

(11) Amount represents relocation expenses related to Mr. Campbell's relocation to Massachusetts paid in the fiscal year, aggregating $41,000, and expenses incurred by the Company in connection with the sale of Mr. Campbell's former residence, assumed by the Company by agreement in connection with Mr. Campbell's relocation to Massachusetts, aggregating $38,600.

(12) Included are options for 40,000 shares which were conditionally granted under a proposed amendment to the Company's 1986 Stock Incentive Plan, subject to stockholder approval at the 1996 Annual Meeting.

(13) Amount represents relocation expenses related to Mr. Kish's relocation to Massachusetts and related tax reimbursement paid in the fiscal year.

(14) Options for 362 of such shares were unvested at, and terminated upon, Mr. Kish's leaving the employ of the Company in July 1996.

(15) Amount represents relocation expenses related to Mr. Kish's relocation to Massachusetts and related tax reimbursement paid in the fiscal year, aggregating $115,747, and expenses incurred by the Company in connection with the sale of Mr. Kish's former residence, assumed by the Company by agreement in connection with Mr. Kish's relocation to Massachusetts, aggregating $55,127.

(16) Options for 46,250 of such shares were unvested at, and terminated upon, Mr. Kish's leaving the employ of the Company in July 1996.

(17) Mr. Kish joined the employ of the Company in June 1994.

(18) In connection with the recapitalization and sale of a majority of the stock of BBN Domain Corporation by the Company in July 1996, option was continued at a reformulated price of $0.61 per share.

(19) Payments consisting of seven and one-half months of salary, at an annualized rate of $200,000 per year.

  The aggregate incremental cost of personal benefits provided by the Company in each of fiscal 1996, 1995, and 1994, to each of the individuals named in the Summary Compensation Table (other than to Messrs. Conrades, Campbell, and
Kish), did not exceed the lesser of $50,000 or 10% of the indicated amount of total annual salary and bonus reported for the named individual in the Summary Compensation Table.

  Employment Agreements, Loans, and Separation Pay Arrangements.

  The agreement with Mr. Conrades provides that if his employment is terminated by the Company without cause, the Company will pay him an amount equal to one year's base salary, as full termination benefits.

  In connection with the sale by the Company of the majority of the stock of BBN Domain Corporation, of which Mr. Kish serves as president, Mr. Kish left the employ of the Company on July 31, 1996, after 2 years of service. At that time Mr. Kish received $135,000 in incentive pay and the Company agreed that in the event his employment with BBN Domain (the name of which has been changed in connection with the sale to Domain Solutions Corporation) is involuntarily terminated for any reason other than cause within 1 year following July 31, 1996, and if the total severance package paid to him in connection with such termination has a value of less than $270,000, BBN will pay Mr. Kish at the time of such termination the difference between such value and $270,000. In addition, the exercisability of options held by Mr. Kish for 15,000 shares of Common Stock of the Company granted in August 1994 was accelerated to become exercisable through the period ending September 29, 1996. BBN also agreed with Domain Solutions Corporation to sell to Domain Solutions Corporation, at the exercise price of $0.61 per share, a portion of its shares of Domain Solutions Corporation necessary to fund the exercise by Mr. Kish of the outstanding and vested options for 150,000 shares of common stock of Domain Solutions Corporation held by Mr. Kish at the date of termination, as well as for a supplemental grant to Mr. Kish by Domain Solutions Corporation, if made, for 25,000 shares.

  In connection with his relocation to Massachusetts to join the employ of the Company, Mr. Kish borrowed from the Company in August 1994 an aggregate of $150,000 to bridge the purchase of a house in Massachusetts pending the sale of his previous home in California. The borrowing was represented by a term note, due in two equal installments on August 1, 1995 and 1996, given by Mr. Kish, which note carried simple interest at 8% per annum. The principal amount of $75,000 outstanding at July 31, 1996, together with accrued interest, was forgiven by the Company following the termination of employment with BBN of Mr. Kish.

  As part of the bonus payments made to Mr. Gudonis in the 1995 fiscal year, $88,500 was paid to him to reimburse him for forfeitures under a bonus plan at his former employer. Mr. Gudonis' agreement with the Company provides that in the event that he resigns from BBN during the first four years of employment, he is responsible for reimbursing a pro-rata share of this payment made to him.

  Stock Option Grants. The table below sets forth information with respect to stock options granted in fiscal year 1996 to the individuals named in the Summary Compensation Table above; the options listed below are reflected in the Summary Compensation Table. Information presented in the table below is with respect to employee stock option plans; neither the Summary Compensation Table above nor the tables on option grants and option exercises below includes information related to the Company's employee stock purchase plan, which is generally available to employees of the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                                                             ANNUAL RATES OF STOCK
                                                                                              PRICE APPRECIATION
                                                               INDIVIDUAL GRANTS              FOR OPTION TERM (9)
                                                        -------------------------------- ------------------------------
                             NUMBER
                           OF SHARES
                           UNDERLYING
                            OPTIONS          % OF TOTAL
                           GRANTED TO         OPTIONS
                        PURCHASE COMMON      GRANTED TO
                          STOCK OF BBN       EMPLOYEES  EXERCISE   MARKET    EXPIRATION
                          OR SPECIFIED       IN  FISCAL   PRICE     PRICE       DATE
       NAME          SUBSIDIARIES (1)(4)(5)   YEAR (6)  ($/SH)(7) ($/SH)(8) (2)(3)(4)(5)    0%       5%         10%
       ----         ----------------------------------- --------- --------- ------------ -------- ---------  ----------
George H.
Conrades..........  1,000     (BBN)   (2)       0.05%    $28.875              1/17/01             $   7,978  $   17,628
                    12,500    (BBN)   (3)       0.6       18.125   $28.875    1/17/00    $134,375   212,159     301,886
David N. Campbell.  150,000   (BBN)             7.7       35.75               7/24/02             2,183,074   5,087,457
                    30,000    (PLT)   (10)     11.1        8.00               7/27/05                   (10)        (10)
                    30,000    (HRK)   (11)     17.2        1.00                8/4/05                   (11)        (11)
                    30,000    (DC)    (12)      9.0        3.50                8/7/05             66,033(12) 167,339(12)
                    300       (BBN)   (2)       0.0       28.875              1/17/01                 2,393       5,288
                    3,750     (BBN)   (3)       0.2       18.125    28.875    1/17/00      40,312    63,648      90,565
                    40,000    (BBN)   (13)      2.1       27.50                5/6/03               447,810   1,043,581
John T. Kish,
Jr. ..............  50        (BBN)   (2)       0.0       28.875              1/17/01                   399         881
                    625       (BBN)   (3)       0.0       18.125    28.875    1/17/00       6,718    10,608      15,094
Paul R. Gudonis...  50        (BBN)   (2)       0.0       28.875              1/17/01                   399         881
                    43,750    (BBN)   (3)       2.2       18.125    28.875    1/17/00     470,312   742,558   1,056,601
                    110,000   (BBN)             5.7       28.875              1/17/03             1,293,053   3,013,363
Ralph A.
Goldwasser........  20,000    (HRK)   (11)     11.4        1.00                8/4/05                   (11)        (11)
                    23,000    (DC)    (12)      6.9        3.50                8/7/05             50,626(12) 128,293(12)
                    300       (BBN)   (2)       0.0       28.875              1/17/01                 2,393       5,288
                    3,750     (BBN)   (3)       0.2       18.125    28.875    1/17/00      40,312    63,648      90,565
                    38,450    (BBN)             2.0       27.50                5/6/03               430,457   1,003,142

--------
(1) BBN Corporation is designated in the table as "BBN"; BBN HARK Systems Corporation, formerly a wholly-owned subsidiary of BBN, is designated in the table as "HRK"; BBN Planet Corporation, formerly a majority-owned subsidiary of BBN, is designated in the table as "PLT"; and BBN Domain Corporation, formerly a wholly-owned subsidiary of BBN, is designated in the table as "DC".
(2) These options for BBN shares were granted under the Company's 1986 Stock Incentive Plan replacing options previously granted under the subsidiary option plan for BBN HARK Systems Corporation. These BBN stock options are exercisable as to 25% after one year from grant, an additional 25% after two years, an additional 25% after three years, and the remainder after four years from grant, if the optionee is employed by BBN at the respective date. These options were granted for a term of 5 years.
(3) These options for BBN shares were granted under the Company's 1986 Stock Incentive Plan replacing options previously granted under the subsidiary option plan for BBN Planet Corporation. These BBN stock options are exercisable as to 50% after 6 months from grant, and the remainder after 12 months from grant, if the optionee is employed by BBN at the respective date. These options were granted for a term of 4 years. The fair market value of the BBN Common Stock on the date of grant was $28.875.

(4) All BBN options (other than the BBN Planet replacement options) granted in fiscal 1996 to named individuals vest 25% after one year from grant, an additional 25% after two years, an additional 25% after three years, and the remainder after four years from grant, if the optionee is employed by BBN at the respective date. All BBN options (other than the BBN Planet and BBN HARK replacement options) were each granted for terms of 7 years. In general, all BBN options, including the BBN Planet and BBN HARK replacement options granted to Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser, are subject to termination 60 days following termination of the optionee's employment (180 days, in the event of death). All BBN options (other than the BBN Planet replacement options) were granted at fair market value (closing price of the Company's Common Stock on the New York Stock Exchange) at date of grant. The BBN options replacing options previously granted under the subsidiary option plan of BBN Planet were granted at a reduced price from fair market value, which took into consideration the spread in the estimated BBN Planet stock value and the replaced option's exercise price. The exercise price and tax withholding obligations related to exercise of all BBN options may be paid by delivery of already-owned shares or by offset of the underlying shares, subject to certain conditions.
(5) All subsidiary options granted in fiscal 1996 vested as to 25% after one year from grant, an additional 25% after two years, an additional 25% after three years, and the remainder after four years from grant, if the optionee was employed at the respective date. None of the options was exercisable until 90 days after the respective company's stock becomes publicly traded. The options were each granted for terms of 10 years, subject to termination 60 days following termination of the optionee's employment (180 days, in the event of death), or if later, 90 days after the company's stock becomes publicly traded. In general, options were granted at the estimated fair value of the company's stock at the date of grant. The exercise price and tax withholding obligations relating to exercise could be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.
(6) Percentage figure is of the total options of shares of the respective company granted in the fiscal year.
(7) Under the terms of the company's stock option plans, the Committee or the respective board retains the discretion, subject to plan limits, to modify the terms of outstanding options and to reprice the options.
(8) Market price of the underlying security on the date of grant, if in excess of the exercise price.
(9) Gains are calculated net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, in stock option exercises are dependent upon the future performance of the respective common stock, as well as the optionee's continued employment through the vesting period, and for subsidiary options, on the respective company's stock becoming publicly traded during the option period. The amounts reflected in these columns may not necessarily be achieved.
(10) These options have been replaced by options for BBN shares. See footnote 3 above.
(11) These options have been replaced by options for BBN shares. See footnote 2 above.
(12) In connection with the recapitalization of BBN Domain Corporation and the July 31, 1996 sale by the Company of the majority of the stock of that company, options for 25% of the optioned shares, at a reformulated price of $0.61 per share, were vested; the remainder were unvested, and were canceled upon the termination of the service relationship of the individual with BBN Domain Corporation.
(13) Options were conditionally granted under a proposed amendment to the Company's 1986 Stock Incentive Plan, subject to stockholder approval of the 1996 Annual Meeting.

  Stock Option Exercises and Options Outstanding. The table below sets forth information with respect to stock options exercised by the individuals named in the Summary Compensation Table in fiscal year 1996, and the number and value of unexercised options held by such persons on June 30, 1996.

        OPTION EXERCISES IN FISCAL YEAR 1996 AND YEAR-END OPTION VALUES

                                                        COMPANY AND
                                                     NUMBER OF SHARES
                                                         UNDERLYING                   VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS               IN-THE-MONEY OPTIONS
                         SHARES                       AT JUNE 30, 1996                  AT JUNE 30, 1996
                       ACQUIRED ON  VALUE   ------------------------------------    ----------------------------       --- ---
         NAME           EXERCISE   REALIZED COMPANY(1) EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
         ----          ----------- -------- ---------- -------------------------    ----------------------------
George H. Conrades....        0         --     BBN          500,000      313,500    $  4,687,500(2) $  2,857,813(2)
                                               DC                 0      100,000(4)             (3)             (3)(4)
David N. Campbell.....        0         --     BBN                0      194,050(5)            0          13,594(2)
                                               DC                 0       30,000(4)            0                (3)(4)
John Kish.............        0         --     BBN            3,750       61,925(6)       13,594(2)      424,297(2)(6)
                                               DC                 0      300,000                (3)             (3)
Paul R. Gudonis.......        0         --     BBN                0      203,800               0         302,344(2)
                                               DC                 0        5,000(4)             (3)             (3)(4)
Ralph A. Goldwasser...   28,500    $779,625    BBN           19,000       90,000         164,125(2)      310,906(2)
                                               DC                 0       30,000(4)             (3)             (3)(4)

--------
 (1) BBN Corporation is designated in the table as "BBN"; and BBN Domain Corporation, formerly a wholly-owned subsidiary of BBN, is designated in the table as "DC".

 (2) Represents the excess, if any, between the closing price of the Company's Common Stock on June 28, 1996 and the exercise price of the options.

 (3) These options were vested as to 50,000 shares, 0 shares, 150,000 shares, 1,250 shares, and 3,500 shares, respectively, for each of Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser at June 30, 1996 but are unexercisable until following public trading of the related common stock, and no public market currently exists for the shares underlying these options. Accordingly, no value in excess of the exercise price has been attributed to these options.

 (4) Option amounts in excess of the then-vested portion (vested as to 50,000 shares, 7,500 shares, 1,250 shares, and 9,250 shares, respectively, for each of Messrs. Conrades, Campbell, Gudonis, and Goldwasser) were canceled, unexercised under the terms of the options following the sale by BBN of the majority of the stock of BBN Domain Corporation in July 1996.

 (5) Included are options for 40,000 shares which were conditionally granted under a proposed amendment to the Company's 1986 Stock Incentive Plan, subject to stockholder approval at the 1996 Annual Meeting (see information under the caption, "Proposal to Amend the 1986 Stock Incentive Plan Relative to Increase in Shares" above).

 (6) The exercisability of the options to the extent of 15,000 shares was accelerated upon Mr. Kish leaving the employ of the Company in July 1996, and the remaining unvested options were terminated at that time. The vested options held by Mr. Kish (aggregating 19,063 shares) may be exercised though the period ending September 27, 1996.

  Change-of-Control Arrangements. The Company has termination agreements with the individuals named in the Summary Compensation Table above, which agreements obligate the respective employee to remain in the employ of the Company during the pendency of any change-of-control proposal. In consideration for such agreement, the Company agrees to pay severance benefits to each such individual, consisting of payment of approximately three times his then most recent five-year average annual salary and cash bonus, together with certain other benefits (including the acceleration of the exercisability of outstanding stock options and continued participation for one year in accident and health insurance) and payment of an amount equal to a "gross-up" payment with respect to any excise taxes payable by the individual as a result of the severance benefits. The benefits are payable in the case of Mr. Conrades if his employment terminates (including a voluntary termination on his part) for any reason other than death, disability, normal retirement, or as the result of commission by him of a felony; the benefits are payable in the case of each of the other named individuals only if his employment is terminated by the Company for any reason other than for "cause" or is terminated by such individual as the result of specified justification, in all cases during a period of two years following a "change of control" of the Company. A change of control is defined to include the acquisition of 30% or more of the Company's then-outstanding stock, and other changes of control as determined by regulatory authorities. Such severance payments would not be reduced for compensation received by the individual from any new employment. The agreements provide that five years after commencement, the change-of-control payment rights may be canceled by the Company by notice given more than 30 days prior to the change of control. The five-year period has run for Mr. Goldwasser. Under the agreements, based upon the average annual compensation paid by the Company to the individual with respect to the last five calendar years or shorter period he has been with the Company (and assuming no gross-up payment), change-of-control cash severance payments would, if payable, be approximately $1,200,000, $900,000, $900,000, $800,000, and $515,000,
respectively, for Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser. The agreement with Mr. Kish has terminated as a result of his termination of employment with the Company effective July 31, 1996.

               REPORT OF COMPENSATION AND STOCK OPTION COMMITTEE
                       ON ANNUAL EXECUTIVE COMPENSATION

  (The following Report of the Compensation and Stock Option Committee on Annual Executive Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934.)

  Report. The Compensation and Stock Option Committee of the Board of Directors (the "Committee") was composed in fiscal 1996 of three outside directors, none of whom is or has been an officer or employee of the Company.

  The Committee is responsible for setting and administering policies which relate to executive compensation and to the incentive compensation and stock ownership programs of the Company, and in that regard, the Committee on an annual basis reviews and evaluates the Company's executive compensation programs. The Company's executive compensation is also subject to periodic review, and approval as to reasonableness, by an audit agency of the Department of Defense.

  The objectives of the Company's executive compensation program are to attract and retain the highest caliber of executive talent, to motivate the individuals to achieve the goals inherent in the Company's business strategies, to link executive and stockholder interests through incentive and equity-based plans, and to provide a compensation package that recognizes individual contributions as well as the financial results of operations. The executive incentive and BBN stock option portions of the Company's executive compensation package are designed to correlate individual performance with operating income and stockholder value, and represent in the aggregate a compensation strategy under which a significant portion of executive compensation (depending on the cash incentive and option awards) may be predicated upon achievement of specified financial goals. The subsidiary option portion of the executive compensation package was designed to encourage an entrepreneurial interest of the executive in, and a collaboration among executives in, the developing subsidiaries of the Company, aligning management's interest in the successful development of the subsidiaries to the overall, long-term interests of the Company's stockholders; however, in fiscal 1996 the Company undertook a program to combine its Internet and internetworking services operations, and to focus its business principally on a range of Internet capabilities. A corollary of this focus was the elimination or sale of subsidiaries. In this connection, the subsidiary option portion of the executive compensation package has been terminated, replaced for those employees covered previously by subsidiary options who remained or became employees of BBN by a replacement option program for shares in BBN.

  The key elements of the Company's executive compensation package are base salary, performance-based cash incentives, and stock options. The Committee establishes the base salary of Mr. Conrades and approves the salaries of the other executive officers, including the executive officers named in the Summary Compensation Table; the Committee establishes the performance-based cash incentive plan for Mr. Conrades; the Committee at the end of the fiscal year reviews cash incentive awards proposed by Mr. Conrades under the incentive program for all of the executive officers other than Mr. Conrades (the Committee and Mr. Conrades jointly reviewed the individual performances of each executive officer other than Mr. Conrades, and the Committee gave significant consideration to Mr. Conrades' views on the performance of each such executive officer); and the Committee during the fiscal year, but not on a fixed schedule, awards all BBN stock options, and in the past has reviewed all stock options granted by subsidiaries. In fiscal 1996, the Committee also reviewed and approved the awards of BBN stock options in connection with the reorganization of the Internet and internetworking activities of the Company's business, including replacing stock options previously granted by certain subsidiaries. The Committee's policies with respect to each of these elements, including the basis for the compensation awards to Mr. Conrades, are discussed below.

  Base Salaries. The base salary for Mr. Conrades was determined by direct negotiations with Mr. Conrades at the time of his hiring in December of 1993, with reference to the then-existing marketplace for executive ability and experience comparable to Mr. Conrades'. The base salary amount, as established in 1993, was continued for fiscal year 1996 without change. In determining what the Committee was willing to approve as a base salary for Mr. Conrades, the Committee focused on the subjective factor of the importance to the Company of having a chief executive officer with an outstanding business and marketing history who could provide the leadership necessary to improve the Company's performance. (Mr. Conrades also has received relocation expenses reimbursement and other non-recurring benefits in connection with his hiring and relocation, as specified in the Summary Compensation Table provided above.)

  Base salaries for other executive officers of the Company are determined by evaluating subjective factors, including the responsibilities of the position and the experience of the individual, and by referring to the marketplace for executive talent, including a comparison to base salaries for comparable positions with other corporations. In this latter connection, the Committee avails itself of internal, Company-prepared reports, which are based upon major published surveys on salaries (including the American Electronics Association Top Management Survey, the Radford Management Survey, The Mercer Finance, Accounting, and Legal Survey, The Mercer Telecommunications Survey, and SC Chips Executive Alliance Top Management Survey), comparing the Company's executive salaries to survey information on compensation for like positions in public (primarily high technology) corporations of similar size. The Company believes that to be competitive, the mid-point of the salary range for each of the Company's executive categories should be at or near the 50th percentile of the surveyed companies. (The companies in the surveys include some of, but are not the same as, the companies in the peer group index in the Comparison of Five-Year Cumulative Total Return graph included elsewhere in this Proxy Statement.)

  Annual salary adjustments, if any, are determined by the subjective evaluation of each executive officer's performance, with consideration given to the performance of the Company for the preceding year, the responsibilities of the individual, and in the case of officers with responsibility for operating units, the perceived strategic importance of the unit to the future performance of the Company.

  Incentive Compensation Plans. Provisions have been made since 1970 to pay bonuses pursuant to cash incentive plans of the Company. The general bonus program in effect for fiscal 1996 provided for cash incentives, in varying amounts, to be paid out of separate pools for the staffs of the operating units of the Company (BBN Systems and Technologies Division, BBN Domain, BBN Planet, and BBN HARK), for the staff of the Corporate Services unit, and for the members of the executive management staff of the Company (including the CEO) not covered by one of the other plans. The operating units plans for the fiscal year provided for separate pools equal to specific amounts to be awarded in whole or in part based upon the level of attainment of the respective operating unit's operating income and revenue objectives; the corporate staff plan provided for a pool equal to a fixed percentage (10%) of the aggregate total bonus pools of the operating units of the Company, and the executive management staff plan provided for a bonus pool of up to $376,000, in each case payable in whole or in part based upon the level of attainment of operating income and revenue targets for the Company. (Notwithstanding the formulas, the incentive program provided for maximum limits on the pools, and provides a mechanism for the Board of Directors to establish a discretionary pool, when a formula would otherwise result in a more limited pool or no bonuses.) In addition, each of the operating units had at the start of the fiscal year a predetermined pool which, at the discretion of the head of the operating unit, could have been awarded to individuals for notable achievements. Bonuses from this pool were payable at any time during the year.

  Within the pools under the Company's general incentive program, individual bonuses to executive officers are determined by the subjective evaluation of the individual's contribution to the specific unit's performance for the year. No bonus was paid to Mr. Conrades for fiscal 1996 under the general bonus program of the Company. Bonuses totaling $287,500 were paid to the other executive officers of the Company for the fiscal year.

  Upon his hiring, the Committee established an incentive bonus plan for Mr. Conrades under which he is eligible to receive an annual bonus equal to $100,000 if the Company achieves a positive net income (after tax, and after taking into account such bonus) on a quarterly basis; an additional $100,000 if the Company achieves a positive net income of at least $0.25 per share on a quarterly basis; and an additional $200,000 if the Company achieves a positive net income of at least $0.50 per share on a quarterly basis, in each case for a number of consecutive quarters that would indicate that it would be reasonable to expect the respective earnings would continue. The bonus level achieved for each fiscal year, as well as the number of quarters to be taken into account in each determination under the plan, is to be made by the Committee. No bonus was paid under this plan to Mr. Conrades for fiscal 1996.

  Included in the $287,500 paid in bonuses to the executive officers of the Company for the fiscal year was a bonus to Mr. Campbell, $75,000 of which was guaranteed for fiscal 1996 as part of his compensation package agreed to at the time of his employment in 1995.

  Stock Option Plans. Under the standard BBN stock option plans, stock options are granted from time to time but not on a fixed schedule to key persons, including executive officers of the Company. The Committee selects the option recipients and sets the size of stock option awards based upon subjective factors, including primarily the perceived importance of the individual's contribution to the success of the Company, similar to the subjective factors considered in setting base salary, and upon the amount of and value of options otherwise currently held by the individual. The Committee also takes into consideration in granting options to executive officers the relationship of the number of options held by each of the executive officers to a subjective rating of the degree of responsibility of the position held by each officer compared to that of the other executive officers. While not having a target ownership level of Common Stock by executive officers, the Committee has endeavored to motivate executives by granting options at levels that present executives with an opportunity for significant gains, commensurate with gains in stockholder value.

  Stock options are designed to align the interests of the recipients with those of the stockholders of the Company. Stock options are typically granted by the Company with an exercise price equal to the market price of the Company's Common Stock on the date of grant. The options generally vest over four years. Accordingly, the full benefit of the options is realized when stock price appreciation occurs over an extended period.

  The Company, as majority shareholder of BBN Planet Corporation and as sole shareholder of BBN Domain Corporation and BBN HARK Systems Corporation, had previously approved, by action of the Board, stock option programs of those subsidiaries, under which options for shares of the subsidiary's common stock were granted to employees of the subsidiary or of the Company, including certain executive officers of the Company, and to the presidents of the other subsidiaries of the Company. The Committee reviewed the aggregate number of options granted by each subsidiary's board of directors, and reviewed individually options granted by each such board to executive officers of the Company and to the presidents of other subsidiaries. The Committee's review of the option recipients and the size of subsidiary stock options awarded to executive officers of the Company was premised upon subjective factors, including primarily the anticipated support to be provided to the subsidiary by the executive officer and the perceived importance of the individual's contribution to the success of the subsidiary's development. The Committee's review of the size of subsidiary stock options awarded to the presidents of other subsidiaries was premised upon subjective factors, including primarily the desire to encourage collaboration among the subsidiaries and with the Company, for the benefit of the Company as a whole. While the subsidiary options generally vested over four years, they were not exercisable until after the subsidiary's stock became publicly traded. Under the subsidiary option programs, stock of the Company's participating subsidiaries reserved for issuance under option awards was approximately 7% to 12% of the respective subsidiary's outstanding stock.

  In fiscal 1996 the Company undertook a reorganization program to combine its Internet and internetworking services operations, and to focus its business principally on a range of Internet capabilities. A corollary of this focus was the elimination or sale of subsidiaries. In this connection, the portion of the executive compensation package related to subsidiary stock options has been largely terminated, replaced for those employees covered previously by subsidiary options who remained or became employees of BBN by a replacement option program for shares in BBN. In this connection, the Company's Board adopted a 1996 Stock Incentive Plan to provide replacement options to employees (other than certain executive officers, who were granted replacement options under the Company's 1986 Stock Incentive Plan) previously covered by the option programs of certain former subsidiaries and to provide options to individuals (other than executive officers, to whom additional options, if any, were granted under the 1986 Plan) undertaking additional or changed responsibilities as a result of the reorganization. Replacement options for BBN shares have been awarded to recipients of options under the plans of BBN Planet and BBN HARK, in general to the effect that for every 100 shares of stock of BBN Planet covered by a replaced option, the individual received a BBN option for 12.5 shares of BBN stock at an exercise price of $18.125 per share, as to which 50% would vest after 6 months and an additional 50% would vest after 12 months, and that for every 100 shares of stock of BBN HARK covered by a replaced option, the individual received a BBN option for 1 share of BBN stock at an exercise price of $28.875 per share, as to which 25% would vest after 1 year and an additional 25% would vest annually thereafter. The replacement of the BBN Planet options resulted in the grant of options for 222,920 BBN shares (of which 156,670 shares were under the Replacement Plan and 66,250 shares were under the 1986 Stock Incentive Plan) at an option exercise price which was below the market value of BBN shares at the date of grant in an aggregate amount of $2,400,000, which amount will be charged to expense as compensation paid by the Company over the vesting period of such options; $1,800,000 of such charge was recorded in the Company's 1996 fiscal year. The replacement of the BBN HARK options resulted in the grant of options for 5,833 BBN shares (of which 3,983 shares were under the Replacement Plan and 1,850 shares were under the 1986 Stock

Incentive Plan) at an option exercise price equal to the market value of BBN shares at the date of grant. In addition to the subsidiary replacement options, options were granted under the Replacement Plan as a result of the reorganization for an aggregate of 607,199 shares to 324 individuals; such options were at option prices equal to the market value of BBN shares at the dates of grant. Options for employees of BBN Domain were reformulated upon the recapitalization of BBN Domain and the sale by the Company of the majority of the stock of that company in July 1996. Following the recapitalization and sale, stock options in BBN Domain held by Mr. Conrades and certain other executive officers of the Company who held options but did not become employees of BBN Domain, remain outstanding, to the extent vested at the time of the sale, at a reformulated price of $0.61 per share. The reformulated price, effected in connection with the recapitalization, equally affected all holders of the class of securities underlying the options.

  In connection with the hiring by the Company of Mr. Conrades in fiscal 1994, and based upon what the Committee deemed necessary and appropriate for the hiring of a person of the capability and experience of Mr. Conrades, he received options for 800,000 shares of BBN Common Stock and 100,000 shares of BBN Domain common stock and 100,000 shares of common stock of LightStream Corporation. Following his hiring, Mr. Conrades received options for 100,000 shares of each of BBN Planet and BBN HARK. The grant of subsidiary options to Mr. Conrades was based upon the Committee's subjective view of the contributions to the operations of the subsidiaries expected to be provided by Mr. Conrades.

  At June 30, 1996, Mr. Conrades owned 32,202 shares of Common Stock of the Company, exclusive of exercisable stock options. He also has options granting him the right to acquire an additional 800,000 shares of Common Stock of the Company, which options are exercisable in full by December 1997, and options for 13,500 shares of Common Stock of the Company (of which 6,250 are vested and exercisable) received in replacement of options held by Mr. Conrades in BBN Planet and BBN HARK. He also has options granting him the right to acquire 50,000 shares of the common stock of BBN Domain (now called Domain Solutions Corporation) which are vested although not currently exercisable. Options in LightStream held by Mr. Conrades were canceled by agreement, without payment to Mr. Conrades, upon the sale by the Company of the assets of that subsidiary. In addition, Mr. Conrades owns $50,000 principal amount of the Company's 6% Convertible Subordinated Debentures due 2012.

  Section 162(m) of the Internal Revenue Code. Subject to specific exemptions for certain performance-based compensation, Internal Revenue Code Section 162(m) precludes a public corporation from taking a tax deduction for compensation in excess of $1 million for its chief executive officer or any of its four other highest-paid executive officers in office on the last day of a tax year.

  The Section 162(m) limits did not affect the Company's tax deductions with respect to compensation paid in the 1996 fiscal year. The fiscal 1996 cash compensation paid by the Company did not, and the fiscal 1997 cash compensation to be paid to the specified individual executive officers of the Company is not expected to, exceed in any case the $1 million figure. Further, it is believed that stock options exercises in fiscal 1996 qualified as performance-based compensation. In general, stock options granted at an exercise price equal to the underlying stock's fair market value under the Company's 1986 Stock Incentive Plan are intended to qualify as performance-based compensation, with the intended result that the deduction of compensation resulting from the exercises of such options would not be affected by the Section 162(m) deduction limit as it may apply in the future. However, during fiscal 1996 certain stock options were granted to the specified individual officers at an exercise price below fair market value of the underlying shares on the date of grant, in replacement of options held by the individuals in BBN Planet; such options were not intended to qualify for exemption from the Section 162(m) limits and consequently the deductibility of any compensation arising by reason of exercises of such options could be affected in the year of exercise by the $1 million deduction limit.

  The Committee will continue to assess the implications of the legislation on executive compensation to determine what action, if any, may be appropriate in the Company's case. In adopting and administering executive compensation plans and arrangements, the Committee will consider whether the deductibility of such compensation will be limited under Section 162(m) and, in appropriate cases, will strive to structure such compensation so that any such limitation will not apply.

  Conclusion. The programs described above are intended to link a significant portion of the Company's executive compensation to individual performance and to corporate performance and stock price appreciation. The Committee intends to continue the policy of linking executive compensation to corporate performance and improvement in stockholder value, recognizing that economic factors beyond management's control may result in imbalances for particular periods, but that consistent improvement in corporate performance over the long term would inure to the mutual benefit of the Company's executives and its stockholders.

  The foregoing report has been furnished by the members of the Committee during fiscal 1996,Ms. Fjeldstad and Messrs. Hatsopoulos and Wellington.